ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

September 11, 2015	Nathan D. Briggs
T: 1 202 626 3909
F: 1 202 383 9308
nathan.briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Kenneth Ellington and Chad D. Eskildsen

Re: PIMCO Global StocksPLUS & Income Fund (“PGP”) (File No. 811-21734); PIMCO Municipal Income Fund (“PMF”) (File No. 811-10377); PIMCO Municipal Income Fund II (“PML”) (File No. 811-21076); PIMCO Municipal Income Fund III (“PMX”) (File No. 811-21187); PIMCO California Municipal Income Fund (“PCQ”) (File No. 811-10379); PIMCO California Municipal Income Fund II (“PCK”) (File No. 811-21077); PIMCO California Municipal Income Fund III (“PZC”) (File No. 811-21188); PIMCO New York Municipal Income Fund (“PNF”) (File No. 811-10381); PIMCO New York Municipal Income Fund II (“PNI”) (File No. 811-21078); PIMCO New York Municipal Income Fund III (“PYN”) (File No. 811-21189); PIMCO Corporate & Income Opportunity Fund (“PTY”) (File No. 811-21238); PIMCO Corporate & Income Strategy Fund (“PCN”) (File No. 811-10555); PIMCO Income Opportunity Fund (“PKO”) (File No. 811-22121); PIMCO High Income Fund (“PHK”) (File No. 811-21311); PIMCO Income Strategy Fund (“PFL”) (File No. 811-21374); PIMCO Income Strategy Fund II (“PFN”) (File No. 811-21601); PIMCO Strategic Income Fund, Inc. (“RCS”) (File No. 811-08216); PIMCO Dynamic Credit Income Fund (“PCI”) (File No. 811-22758); PIMCO Dynamic Income Fund (“PDI”) (File No. 811-22673); PCM Fund, Inc. (“PCM”) (File No. 811-07816); and PIMCO Managed Accounts Trust (“PMAT”) (File No. 811-09721) (together, the “Registrants”).

Dear Messrs. Ellington and Eskildsen:

On August 13, 2015, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registrants’ annual reports (each, an “Annual Report” and, collectively, the “Annual Reports”) for the periods ended as of the dates indicated parenthetically below:

•	PIMCO Global StocksPLUS & Income Fund (period ended March 31, 2015);

•	PIMCO Municipal Income Fund (period ended April 30, 2015);

•	PIMCO Municipal Income Fund II (period ended May 31, 2015);

•	PIMCO Municipal Income Fund III (period ended September 30, 2014);

•	PIMCO California Municipal Income Fund (period ended April 30, 2015);

•	PIMCO California Municipal Income Fund II (period ended May 31, 2015);

•	PIMCO California Municipal Income Fund III (period ended September 30, 2014);

•	PIMCO New York Municipal Income Fund (period ended April 30, 2015);

•	PIMCO New York Municipal Income Fund II (period ended May 31, 2015);

•	PIMCO New York Municipal Income Fund III (period ended September 30, 2014);

•	PIMCO Corporate & Income Opportunity Fund (period ended November 30, 2014);

•	PIMCO Corporate & Income Strategy Fund (period ended October 31, 2014);

•	PIMCO Income Opportunity Fund (period ended October 31, 2014);

•	PIMCO High Income Fund (period ended March 31, 2015);

•	PIMCO Income Strategy Fund (period ended July 31, 2014);

•	PIMCO Income Strategy Fund II (period ended July 31, 2014);

•	PIMCO Strategic Income Fund, Inc. (period ended January 31, 2015);

•	PIMCO Dynamic Credit Income Fund (period ended December 31, 2014);

•	PIMCO Dynamic Income Fund (period ended March 31, 2015);

•	PCM Fund, Inc. (period ended December 31, 2014); and

•	PIMCO Managed Accounts Trust (period ended October 31, 2014).

You requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments on the Annual Reports and the Registrants’ responses thereto are set forth below.

PIMCO Managed Accounts Trust, PIMCO California Municipal Income Fund, PIMCO New York Municipal Income Fund, PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Income Strategy Fund I and PIMCO Income Strategy Fund II (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

1.	Comment: With respect to each Fund, the accountant’s report on internal controls filed as Exhibit 77(b) to the Funds’ Form N-SAR filings (the “internal control reports”) on September 29, 2014 (for PFL and PFN); December 29, 2014 (for PCN); December 30, 2014 (for PMAT); January 27, 2015 (for PTY); and June 29, 2015 (for PCQ and PNF) do not include the city and state where the report was issued and are not dated, as required by Sub-Item 77B of Form N-SAR. Please (i) confirm that the Funds keep the internal control reports on record and (ii) file amended Form N-SARs including the internal control reports with the missing information.

Response: The Funds confirm that they or their agents maintain copies of the internal control reports in accordance with applicable law. The Funds will file amended Form N-SARs as requested; however, the Funds respectfully note that, except for PCQ and PNF, each of the above-referenced internal control reports includes the date issued as part of the signature block to such report.

PIMCO Strategic Income Fund, Inc., PCM Fund, Inc., PIMCO Dynamic Credit Income Fund, PIMCO Global StocksPLUS & Income Fund, PIMCO Dynamic Income Fund and PIMCO Income Opportunity Fund (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

2.	Comment: Based on the Fund’s stated “regulatory leverage ratio” provided under “Important Information About the Fund” in each Fund’s respective Annual Report, the Funds appear to have borrowings and other forms of leverage in an amount that calls into question the Funds’ compliance with the 300% asset coverage requirement in Section 18(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to senior securities representing indebtedness (i.e., with regulatory leverage stated as being greater than 33 1/3% in each case). Please explain how the Funds are in compliance with Section 18(a) of the 1940 Act. If the Funds are segregating assets or otherwise covering their positions such that the borrowings or other forms of leverage are not considered senior securities under Section 18 pursuant to Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666, April 18, 1979, and related SEC guidance (collectively, “Release 10666”), please confirm that the assets identified in the respective Fund’s Schedule of Investments as being pledged as collateral with respect to, for example, reverse repurchase agreements, are not also being used as cover for other obligations of the Fund for purposes of reliance on the guidance in Release 10666. If the Fund is using other liquid assets that are not pledged as collateral for purposes of asset segregation or cover, please confirm such assets represent at least 100% of the Fund’s obligations representing indebtedness as contemplated in Release 10666 or, to the extent such obligations are not fully covered, that such portion of the obligations are treated as senior securities under Section 18 and that the Fund has satisfied the 300% asset coverage requirement in Section 18(a) with respect to such uncovered portion.

Response: Each Fund confirms that it was at the time of its Annual Report and continues to be in compliance with the 300% asset coverage test in Section 18(a) of the 1940 Act. Each Fund other than RCS confirms that its obligations representing indebtedness were 100% covered1 in accordance with Release 10666. Accordingly, such Funds’ obligations were not deemed senior securities representing indebtedness for purposes of Section 18(a) of the 1940 Act. However, to the extent an obligation representing indebtedness is not fully covered, as was the case with RCS at the time of its Annual Report, any such portion of the obligation is (and, with respect to RCS, was at the time of the Fund’s Annual Report) treated by the Fund as a senior security under Section 18 with respect to which the Fund maintains at least 300% asset coverage in accordance with Section 18(a).

Each Fund also confirms that it does not use assets that are otherwise pledged as collateral to third parties to also cover its obligations for purposes of compliance with Section 18, as discussed above.

1 For purposes of this response, the term “cover” means segregating or earmarking (i.e., designating on the Fund’s or the Fund’s custodian’s records) liquid assets or entering into offsetting positions in amount equal to the Fund’s obligation in accordance with Release 10666.

All Funds Other than PMAT (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

3.	Comment: Pursuant to Item 24.4.f of Form N-2, please include a statement that the Fund’s Statement of Additional Information (the “SAI”) includes additional information about directors of the Fund and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI.

Response: Because the Funds are closed-end funds that are not currently offering shares to the public, the Funds do not have current registration statements, including current SAIs (in all cases, the Funds’ SAIs are several years old or more). The Funds have to date relied on Rule 8b-16(b) under the 1940 Act and therefore are not required to update their registration statements on an annual basis. Accordingly, the Funds do not think it is appropriate to refer shareholders to the Funds’ SAIs, as the information therein, including information regarding the Funds’ Trustees/Directors, has not been updated recently, in reliance on Rule 8b-16(b).

PIMCO Income Strategy Fund I and PIMCO Income Strategy Fund II (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

4.	Comment: The Funds’ Annual Reports do not include a section regarding new accounting pronouncements. Please include this disclosure going forward.

Response: The Funds confirm that they will include disclosure regarding new accounting pronouncements, if any, in future shareholder reports if deemed to be significant and applicable to the Funds. The Funds also note that a section regarding new accounting pronouncements was included in the Funds’ semi-annual reports to shareholders for the period ended January 1, 2015, filed with the SEC on March 31, 2015.

PIMCO Managed Accounts Trust (Series LD) (for purposes of this response, the “Fund”)

5.	Comment: The name of the Fund under its series identifier on EDGAR says “Fixed Income SHares” but it should be “Fixed Income SHares: Series LD.” Please correct the series identifier accordingly.

Response: The Fund has updated its series identifier on EDGAR to “Fixed Income SHares: Series LD.”

PIMCO Managed Accounts Trust (Series M) (for purposes of this response, the “Fund”)

6.	Comment: The Fund has a policy to normally invest substantially all (and at least 80%) of its net assets (plus borrowings made for investment purposes) in a portfolio of fixed income instruments comprised of mortgage- and other asset-backed securities including (but not limited to): mortgage pass-through securities; collateralized mortgage obligations; commercial mortgage-backed securities; mortgage dollar rolls; stripped mortgage-backed securities; debt securities issued by states or local governments and their agencies, authorities and other instrumentalities; bank certificates of deposit, fixed time deposits and bankers’ acceptances; other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property; repurchase agreements and reverse repurchase agreements; and derivative instruments that have economic characteristics similar to the securities referenced above (the “80% Policy”). However, according to the Fund’s Schedule of Investments, the Fund had 51.6% of its total investments in corporate bonds and notes and 13.2% in short-term instruments. Please explain how these positions are consistent with the Fund’s 80% Policy.

Response: The Fund confirms that it is, and was as of the date of the Annual Report, in compliance with the 80% Policy recited above. We note that the 80% Policy does not provide that the Fund will invest at least 80% in mortgage-related securities, but that it will invest at least 80% in “a portfolio of fixed income instruments.” It then goes on to describe types of fixed income instruments that may comprise the portfolio, which it lists as “mortgage- and other asset-backed securities including (but not limited to):”, followed by a sizeable list of non-exclusive examples intended to fit this broad description of fixed income instruments, including, among others, debt securities issued by states or local governments and their agencies, authorities and other instrumentalities; bank certificates of deposit, fixed time deposits and banker’ acceptances; repurchase agreements and reverse repurchase agreements; and derivative instruments that have economic characteristics similar to the securities referenced above. The Fund confirms that, as of October 31, 2014, the Fund held more than 80% of its net assets (plus borrowings made for investment purposes) in fixed income instruments of the types set forth in the 80% Policy.

In this regard, we note that the Fund’s name does not include the word “mortgage” or some similar term, and that the Fund is not subject to an 80% test under Rule 35d-1 of the 1940 Act with respect to mortgage-related investments. This is reflected in disclosure in the “Principal Investment Strategies” section of the Fund’s Prospectus, which follows disclosure reciting the 80% Policy, providing that “[t]he [Fund] will not change its policy to, under normal circumstances, invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income instruments unless the [Fund] provides shareholders with the notice required by Rule 35d-1 under the Investment Company Act of 1940 . . . .” (Emphasis added).

Also, by way of clarification, we note that the percentages listed next to the asset-category headings in the Fund’s Schedule of Investments (e.g., “corporate bonds and notes”) relate to the Fund’s total net assets available to common shareholders, which differs from “net assets (plus borrowings made for investment purposes)” as used in the 80% Policy.

PIMCO Global StocksPLUS & Income Fund, PIMCO Income Opportunity Fund, PIMCO Corporate & Income Opportunity Fund and PIMCO Corporate & Income Strategy Fund (for purposes of this response, each, a “Fund” and, collectively, the “Funds”)

7.	Comment: The Schedules of Investments in the Funds’ Annual Reports indicate that, as of the end of the respective Fund’s fiscal year, each Fund had invested greater than 25% of its total assets in investments included under the “Mortgage-Backed Securities” heading (PGP—65.8%, PKO—42.7%, PCN—43.7% and PTY—48.8%), which appear to include only privately-issued mortgage-backed securities (“PMBS”). Please explain how the Funds are in compliance with their fundamental investment policies to not concentrate (i.e., invest more than 25% of total assets) their investments in any particular industry. We note the Staff’s position that PMBS are part of an industry for these purposes.

Response: In response to the Staff’s comments in connection with its review of PKO’s initial registration statement, PKO stated that the Fund associates each PMBS it holds with an “industry” for purposes of the Funds’ fundamental investment policies regarding industry concentration, taking into account the economic characteristics of such PMBS and in accordance with PIMCO’s internally developed classification system for PMBS. PKO has represented to us that, as of the date of each Fund’s respective Annual Report, the Fund was not concentrated in any particular industry in accordance with its fundamental policy. With respect to PGP, PTY and PCN, each Fund has, since its inception, taken the position that PMBS do not represent interests in any particular industry or group of industries for purposes of the Fund’s fundamental investment policies regarding industry concentration, as, in each case, was disclosed in the Fund’s initial registration statement.

Also, by way of clarification, we note that the percentages listed next to the asset-category headings in the Funds’ Schedules of Investments (e.g., “corporate bonds and notes”) relate to the Funds’ total net assets available to common shareholders and do not relate to a Fund’s total assets, whereas each Fund’s stated industry concentration policy relates to total assets.

On behalf of the Registrants, we acknowledge that (i) the SEC is not foreclosed from taking any action with respect to these filings; (ii) the Staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to call me at (202) 626-3909 or David C. Sullivan at (617) 951-7362 if you have any questions or require additional information.

Kind regards,

/s/ Nathan D. Briggs

Nathan D. Briggs

Cc:	Peter G. Strelow

William Galipeau

Joshua Ratner, Esq.

Vadim Avdeychik, Esq.

David C. Sullivan, Esq.